HEMISPHERE ENERGY ANNOUNCES RESULTS OF
ANNUAL GENERAL AND SPECIAL MEETING

TSX-V: HME

Vancouver, British Columbia, June 8, 2015 – Hemisphere Energy Corporation ("Hemisphere" or the "Company") (TSX-V: HME) is pleased to announce that its shareholders approved all matters put before them at the Company's Annual General and Special Meeting held June 5, 2015 (the "Meeting") as follows:

1.	Presented the audited annual financial statements of the Company for the year ended December 31, 2014 and the report of the auditor thereon;

2.	Fixed the number of directors of the Company at six (6);

3.	Elected the following directors of the Company for the ensuing year: Charles O’Sullivan, Don Simmons, Frank Borowicz, Bruce McIntyre, Gregg Vernon, and Richard Wyman;

4.	Appointed Smythe Ratcliffe LLP as auditors of the Company for the ensuing year at a remuneration to be fixed by the Board of Directors; and

5.	Passed an ordinary resolution approving the renewal of the Company’s Stock Option Plan.

The Meeting concluded with a presentation by Don Simmons, President and Chief Executive Officer, on Hemisphere’s current activities. This presentation can be found on the Company’s website at www.hemisphereenergy.ca.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol "HME".

For further information, please contact:

Don Simmons, President & Chief Executive Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Scott Koyich, Investor Relations
Telephone: (403) 619-2200
Email: scott@briscocapital.com

Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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